UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 14, 2022

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In the Matter of

Blackchip 001, LLC
67 Wall Street, Suite 10H
New York, NY 10005

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11570

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   Blackchip 001, LLC filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

   In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 14, 2022.

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Acting Office Chief